Ramey Layne	rlayne@velaw.com
Tel +1.212.237.0135	Fax +1.917.849.5349

Via EDGAR

November 9, 2012

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Niska Gas Storage Partners LLC
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed June 11, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 3, 2012
File No. 001-34733

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2012, with respect to Form 10-K for the Fiscal Year Ended March 31, 2012 filed with the Commission on June 11, 2012 and Form 10-Q for the Quarterly Period Ended June 30, 2012 filed with the Commission on August 3, 2012, File No. 001-34733 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended March 31, 2012 and Form 10-Q for the Quarterly Period Ended June 30, 2012 unless otherwise specified.

The Company has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Company has been provided to us by the Company.

Form 10-K for the year ended March 31, 2012

Item 1.  Business, page 10

Note 2.  Significant Accounting Policies, page F-10

Note 20.  Segment Disclosures, page F-43

1.             We note your disclosure on page 10 that Access Gas Services is a small but growing natural gas marketing business that is included within the consolidated financial statements.  We also note that you aggregate your operating segments into one reportable segment, and no mention is made of the natural gas marketing business in your segment disclosures.  Please tell us the significance of this apparent operating segment and how you consider the guidance within ASC 280-10-50-11 in your aggregation.

RESPONSE:

For the year ended March 31, 2012, the Access business represented 5.6% of the Company’s consolidated revenues and 0.0% of the Company’s consolidated assets.

The Access marketing business is an extension of the Company’s proprietary optimization activities.  Proprietary optimization activities occur when the Company purchases and sells natural gas for its own account.

The Chief Operating Decision Maker (“CODM”) receives revenue information for Access. Expenses are not separated and the CODM does not receive any information on earnings before interest, taxes, depreciation and amortization, before unrealized risk management gains and losses for this business.  As Access does not meet the definition of an operating segment, the Company does not believe the aggregation guidance in ASC 280-10-50-11 is necessary to evaluate.

Item 6.  Selected Financial Data, page 39

2.             Please provide per share data for income (loss) from continuing operations and cash dividends declared as required by Item 301 of Regulation S-K.

RESPONSE:

The Company notes the Staff’s comments and proposes including per share data and cash distributions in future filings of Form 10-K.  The Company notes that, while per share data are not presented for income (loss) from continuing operations and cash distributions as required by Item 301of Regulation S-K, such per share amounts are only applicable during the fiscal years ended March 31, 2012 and 2011.  Cash distributions per unit since the Company’s initial public offering (“IPO”) are presented in a table on page 35 under “Our Limited Liability Company Interests” and earnings (loss) per share for these two periods are presented in the Company’s financial statements on page F-6.

Seasonal and Quarterly Fluctuations, page 53

3.             We note the significant swings of the revenue associated with your revenue strategies for each quarter during the prior two fiscal years.  For example, we note the revenue from realized optimization, net, decreased to a loss of $9.1 million for the third quarter of the year ended March 31, 2012.  Please explain to us and disclose the substantive reasons behind the swings to the extent that is material so as to enable investors to better understand the performance of your business.

RESPONSE:

The Company discloses under “Seasonal and Quarterly Fluctuations” that, in general, revenue is highest during the Company’s fiscal third and fourth quarters when natural gas withdrawals are typically at their highest.  LTF revenues are typically rateable as revenues are based on contracts which call for fixed monthly rates.  The general seasonal pattern was evident in short-term firm (“STF”) revenues and realized optimization revenues in the fiscal year ended March 31, 2011 and, except for the third quarter ended December 31, 2011, in the fiscal year ended March 31, 2012.  The decline in revenues in the Company’s fiscal third quarter for the year ended March 31, 2012 resulted from the sale of excess optimization inventory in the Company’s fiscal third quarter, the proceeds of which were used to fund purchases of Senior Notes, which resulted in realized losses occurring in the fiscal third quarter (with the associated hedge gains realized in the fiscal fourth quarter).  This change in results was not described in the Company’s Form 10-K (which focused on annual results) but was described in the Company’s analysis of revenue fluctuations in its Form 10-Q for the three months ended December 31, 2011.  In addition, the repurchase of the Senior Notes and their related funding principally through the inventory reduction are described on page 45, under “How We Evaluate Our Business — Capitalization, Leverage and Liquidity.”  The Company believes sufficient information was disclosed in its public filings to allow investors to understand the fluctuation in this quarter but acknowledges that in future filings this information should be expanded and clarified if the Company encounters other seasonal fluctuations.

Liquidity and Capital Resources, page 53

4.             We note your disclosures on Form 8-K furnished on March 30, 2012 and November 15, 2011 that on March 30, 2012 and November 14, 2011, Standard and Poor’s Rating Services, and Moody’s Investor Service, respectively, announced downgrades to certain of your credit ratings.  Please explain and disclose your consideration of these downgrades and their impact, if any, on your liquidity and capital resources.

RESPONSE:

The Company’s debt ratings were lowered by Moody’s Investor Services on November 14, 2011 and by Standard and Poors Ratings Services on March 30, 2012.  In its evaluation of the impacts of these actions on the Company’s liquidity and capital resources, the Company determined that such actions, in and of themselves, did not have a significant impact on the Company’s liquidity and capital resources and did not increase the Company’s interest costs.  Accordingly, the Company did not provide disclosures in its Form 10-K with respect to such actions.  The Company determined that material impacts to liquidity and capital resources resulted from (1) the Company’s ability to issue new debt became restricted when its Fixed Charge Coverage Ratio (“FCCR”) described in its Form 10-K fell to less than 2.0 to 1.0 and (2) that its ability to pay distributions to its unitholders would become restricted when its FCCR fell below 1.75 to 1.0.  For the fiscal year ended March 31, 2012 the Company’s FCCR was 1.94 to 1.0.  However, the Company was not in violation of any covenants with respect to its indenture governing its 8.875% Senior Notes (the “Senior Notes”) or its $400.0 million credit facility.  Accordingly, the Company’s access to liquidity required in the normal operations of its business was not impacted.  The primary impact of the restriction on additional debt (which resulted from the FCCR falling below 2.0 to 1.0 during fiscal 2012) was that growth of the business would be negatively impacted by restrictions on its ability to access debt capital to fund acquisitions or organic growth projects.  In addition, the Company determined that the relatively high ratio of debt to Adjusted EBITDA (which resulted from a decrease in revenues, net earnings and Adjusted EBITDA) was an inhibiting factor with respect to the growth of the business, rather than specific actions taken by the two ratings agencies.  These factors were disclosed on page 45 under How We Evaluate Our Operations - Capitalization, Leverage and Liquidity” and on pages 53 and 54 under “Liquidity and Capital Resources — Overview.”  The Company respectfully believes that no additional disclosure is required.

5.             We note your disclosure on page 58 that the 8.875% Senior Notes will mature on March 15, 2018.  We also note that under the indenture governing the Senior Notes, you are required to make principal payments prior to the maturity date except upon certain events of default.  Please explain and disclose the cash needs with respect to the timing and amount of principal payments that are required to be made in advance of the maturity date.

RESPONSE:

The disclosure on page 58 contains a typographical error.  The disclosure should read “…we are not required to make principal payments prior to the maturity date except under certain events of default.” (emphasis added).  Disclosures in the Company’s quarterly filing on Form 10-Q for the three months ended June 30, 2012, states that the Senior Notes mature on March 5, 2018, implying that no principal repayments are required until maturity.  The Company proposes correcting the typographical error prospectively by including the correct language in future filings.

Report of Independent Registered Public Accounting Firm, page F-4

6.             We note the inconsistent references of the consolidated statements of members’ equity in the auditors’ report when you title the apparent same statements as consolidated statements of changes in members’ equity on page F-9.  Please explain or revise to correct the inconsistencies.

RESPONSE:

The Company notes the Staff’s comment and proposes to align the description of financial statements with the auditors report prospectively starting with its annual report on Form 10-K for the fiscal year ending March 31, 2013.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss), page F-6

7.             We note your disclosure that you have accounted for the exchange of equity interests pursuant to the contribution agreement as a transfer between entities under common control under ASC 805-50.  We note your presentation of the consolidated statement ofearnings and comprehensive income for the year ended March 31, 2011 as though the transfer had taken place at the beginning of the period.  We also note your presentation of (loss) earnings per unit (“EPU”) allocated to both common and subordinated unitholders under both of the columns for the years ended March 31, 2012 and 2011.  Additionally, based on the disclosure at page F-39, we note that the EPU under the year ended March 31, 2011 column is attributable only to the post IPO period from May 17, 2010 to March 31, 2011.  As ASC 260-10-45-7 requires EPU to be presented for all periods for which an income statement or summary of earnings is presented, we are unclear about the appropriateness behind the carved out calculation and presentation of EPU attributable to the post IPO period on the face of the consolidated statements of earnings (loss) and comprehensive income (loss).  Please explain.  Additionally, please explain why no differentiation was made in the description of the rows presenting (loss) earnings per unit allocated to common and subordinated unitholders to illustrate that amounts presented under each column are not comparable periods.

RESPONSE:

As noted by the Staff, the Company has treated the exchange of equity interests pursuant to the Contribution Agreement as a transfer between entities under common control and, accordingly, accounted for the exchange in a manner similar to a pooling of interests.  In addition, ASC 260 -1—45 requires that public companies present earnings per share for all periods for which an income statement is presented.  The literature does not specify the appropriate treatment for earnings prior to the period in which an entity becomes a publicly-traded enterprise.  The Company has interpreted the guidance of ASC 260-1-45 literally — that earnings per unit should be presented from the point that the Company became a publicly-traded entity.  The capital structure that exists today was created at the date of the IPO and has existed since that time.  For Balance Sheets and Statements of Changes in Members’ Equity presented by the Company for periods prior to the IPO, the actual equity components of the Company’s predecessor are presented under the column “Niska Predecessor”  and are labelled “Partners’ Capital” and “Retained Earnings”. Subsequent to the IPO the capital is labelled “Niska Gas Storage Partners LLC” and the components of capital and equity are labelled “Common Units”, “Subordinated Units” and “Managing Member Interests.  ASC 260-10-55-12 addresses restatement of EPS data and only allows for retroactively adjusted EPS for stock dividends or stock splits and therefore it does not apply in this situation. ASC 260-10-55-12 states “If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed.”

Subsequent to the IPO the Company became a Master Limited Partnership (“MLP”).  The Company’s cash distribution policy is that regular quarterly cash distributions will be made in an aggregate amount equal to substantially all of its available cash, as determined each quarter by the Company’s Board of Directors.

Given the focus on cash distributions in the MLP structure, the Company respectfully believes that the presentation of EPU post IPO is the most informative GAAP per unit metric for the investor.  The row descriptions related to periods prior the IPO and subsequent to the IPO were labelled by the Company so as to be all-inclusive — that a portion of fiscal 2011 was subsequent to the IPO and all of fiscal 2012 was subsequent to the IPO.  Accordingly, the Company respectfully believes that earnings per unit were appropriately displayed in all periods presented and that the line item descriptions in the statements of earnings (loss) and comprehensive income (loss) accurately described the results of operations which were prior to, and subsequent to, the Company’s IPO.

Consolidated Balance Sheets, page F-7

8.             Please tell us and disclose the nature and the component amounts within the accrued receivables and accrued liabilities line items.  Note that Rule 5-02 of Regulation S-X requires you to state separately, in the balance sheet or in a note thereto, any amounts of current assets that are in excess of five percent of total current assets, and any amounts of current liabilities that are in excess of five percent of total current liabilities.

RESPONSE:

The Company differentiates in its balance sheet Trade Receivables, which have been billed to third party customers, and Accrued Receivables, which have been recognized as revenues in the Company’s financial statements but have not yet been billed to customers (such receivables are billed shortly thereafter in the following month).  The Company includes certain miscellaneous receivables in accrued receivables if they have not yet been billed, but no such amounts approach five percent of the Company’s current assets as required in Rule 5-02 of Regulation S-X.  The Company’s accrued liabilities include accrued natural gas purchases, accrued interest, accrued compensation (including incentive compensation) and other miscellaneous accrued liabilities.  All such liabilities are accrued in the normal course of the Company’s operations and the Company interpreted Rule 5-02 such that presenting these accruals as one line item satisfied the specificity requirements of the rule.  However, for clarity, the Company proposes adding a footnote prospectively, commencing with its Form 10-Q for the quarter ended September 30, 2012, which provides additional details of these accrued liabilities, including accrued gas purchases.

Consolidated Statements of Cash Flows, page F-8

9.             We note your disclosure on page 49 in MD&A that cushion gas, which is treated as a component of property, plant and equipment in your consolidated financial statements, was sold during the year ended March 31, 2012 resulting in a loss of $2.8 million.  Please explain to us why you did not report cash proceeds resulting from the sale of property, plant and equipment within the investing activities section of the consolidated statement of cash flows.

RESPONSE:

The Company sold cushion gas totalling $14.2 million in the fourth quarter of the fiscal year ended March 31, 2012.  At March 31, 2012, the proceeds from this sale of cushion gas had not yet been received.  Accordingly, such proceeds were appropriately not included in the consolidated statement of cash flows. In the first quarter ended June 30, 2012, the Company included such proceeds in cash flows from operations because the predominant source of cash flows for natural gas purchases and sales are operating in nature.  This is because when natural gas is purchased it is recorded as inventory and the cash outflow is reported as being used in operating activities.  Since the fiscal year ended March 31, 2009, there has been one sale and one purchase of cushion gas.  These cushion gas transactions represent less than 1% of total gas volumes cycled over the past three fiscal years.

The Company’s accounting policy with respect to the recording of cash flows for inventory is in accordance with ASC 230-10-45-22 which states “Certain cash receipts and payments may have aspects of more than one class of cash flows.  For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset.  If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.  For example, the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities.  However, equipment sometimes is acquired or produced to be used by the entity or rented to others for a short period and then sold.  In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.”

Cushion gas requirements are assessed on a periodic basis and depend on the volume of gas that is required to maintain adequate pressure and deliverability rates throughout the withdrawal season. In circumstances that cushion gas is no longer needed the Company may elect to sell it.

Note 2.  Significant Accounting Policies, page F-12

10.          We note your disclosure that energy trading contracts resulting in the physical delivery of a commodity where you are the principal in the transaction are recorded as optimization revenues at the time of physical delivery and realized and unrealized gains and losses on financial energy trading contracts are included in optimization revenue.  Please tell us and disclose in further detail the GAAP basis behind this presentation.

RESPONSE:

The Company’s optimization revenue results from its purchase of optimization inventory and its forward sale to future periods through financial and physical energy trading contracts, with the Company using its facilities to store the inventory between acquisition and disposition of the natural gas inventory.  These derivative contracts are economic hedges that the Company enters into to manage commodity price and currency risk associated with buying and selling natural gas across future time periods.  The Company does not designate these instruments as hedges and therefore records the unrealized gains and losses on the changes in their fair value through net earnings.

The Company considers the guidance in ASC 815-10-45-9 to be relevant, which requires that realized and unrealized gains and losses on all derivative instruments be shown net when recognized in the income statement, whether or not settled physically, if the derivative instruments are held for trading purposes.

In considering the appropriate presentation of the these items, the Company also considered an SEC staff speech made at the AICPA National Conference on Current SEC Developments on December 11, 2003. The speech acknowledged that GAAP is silent on the geography of the income statement classification of items not designated as hedges under ASC 815; however, indicated that it would be appropriate to present realized and unrealized gains and losses on non-hedging derivatives in one line item in the income statement and requested that registrants comply with this policy.  The Company respectfully believes that its offsetting of hedges against revenue amounts is appropriate and will prospectively add  the following disclosure commencing with its Form 10-K which will be filed for the year ending March 31, 2013.

Optimization revenue, net includes realized gains and losses and the net change in unrealized gains and losses on financial and physical energy trading contracts. Optimization revenue results from the purchase of inventory and its forward sale to future periods through financial and physical energy trading contracts. These derivative contracts are economic hedges that have been entered into to manage commodity price and currency risk associated with buying and selling natural gas across future time periods (See Note X — Risk Management Activities and Financial Instruments). The Company does not designate these instruments as hedges and therefore records the unrealized gains and losses on the changes in their fair value through net earnings. Contracts resulting in the delivery of a commodity where Niska Partners is the principal in the transaction are recorded as optimization revenues at the time of physical delivery. Financial contracts are recognized on settlement.

Note 11.  Risk Management Activities and Financial Instruments, page F-30

11.          Note that ASC 815-10-50-1A(d) requires disclosure of information that would enable users of financial statements to understand the volume of activity in hedge instruments held or issued by an entity for every annual and interim reporting period for which a statement of financial position and statement of financial performance are presented.  We note your disclosure that you enter into futures, forward, swap and option contracts to manage commodity price risk, and that as of March 31, 2012, 68.7 Bcf of natural gas inventory was offset by entering into forward contracts.  Please clarify for us in further detail and in disclosures what that amount exactly represents and whether the volume disclosed represents the volume of all commodity derivatives held or issued as of March 31, 2012.

RESPONSE:

The quantity of hedges included in the Company’s disclosure is delineated in the table below.  In addition, we disclose that our Risk Management policy does not allow for more than 9 Bcf of unhedged volumes.  The Company respectfully believes the current disclosure, which states “68.7 Bcf of natural gas inventory was offset, representing 99.5% of total current inventory” highlights the Company’s volume of commodity derivatives.  The following calculation provides an overview of the Company’s total exposure.

Total inventory volume	A	69,055,273
Unhedged	B	341,269
A-B		68,714,004
For disclosure		99.5%
Impact on economic hedges for MD&A		68,374,422

Note 12.  Fair Value Measurements, page F-32

12.                               Please provide the disclosure of the valuation techniques and inputs used to develop measurements for assets and liabilities that are measured at fair value on a recurring basis as required by ASC 820-10-50-1(a).

RESPONSE:

The Company determines the fair value of its risk management assets and liabilities using models that rely on observable market data inputs for natural gas and currency contracts. The fair value of each individual forward and future derivative instrument is determined by calculating the difference between the value of the underlying of the contract and the value of the underlying on the date of settlement. The value of the underlying is based on the forward pricing data supplied to the Company by an external provider.  The external provider bases its data on market inputs from the natural gas and currency markets.

The New York Mercantile Exchange, Inc. (“NYMEX”) is the principal market for natural gas.  The NYMEX natural gas futures contract is widely used as a North American benchmark price, based on the price of natural gas at Henry Hub, in Louisiana.  The pricing relationships between Henry Hub and the Company’s natural gas market centres in the United States and Canada are used to determine appropriate pricing.

While there is no centralized exchange for currency swaps, high volumetric trading and tight bid/ask spreads indicate that the market is extremely liquid. The Company uses a combination of pricing information obtained directly from the commercial banks and through various other external sources to determine period end fair values.

The Company also calculates the expected value of counterparty default risk using an industry-accepted methodology based on its counterparties’ credit ratings.

The Company proposes adding prospectively, commencing with its Form 10-Q for the quarter ended September 30, 2012, the following disclosure to its footnote describing fair value measurements as follows:

“The Company’s financial assets and liabilities recorded at fair value on a recurring basis have been categorized as Level 2.  The determination of the fair value of assets and liabilities for Level 2 valuations includes observable market data when available, or models that use observable market data.  In addition to market corroborated information, Niska Partners incorporates transaction-specific details that market participants would take into account in measuring fair value.  There were no transfers out of Level 2 during the six months ended September 30, 2012 or 2011.”

13.                               We note your disclosure of realized gains and losses from the settlement of risk management contracts on page F-33.  Note that ASC 815-10-50-4A(b) and 815-10-55- 182 requires the disclosure of the amount of gains and losses on derivative instruments by type of contract, which includes both realized and unrealized gains and losses.  However, we cannot locate the unrealized gains and losses by type of contract disclosure in this footnote.  Please advise us or revise.

RESPONSE:

The Company notes the Staff’s comment and proposes including prospectively, commencing with its Form 10-Q for the quarter ended September 30, 2012, a table which includes both realized and unrealized gains and losses on risk management assets and liabilities for all periods presented.

Note 20.  Segment Disclosures, page F-44

14.                               We note your disclosure of external revenues, net, by geographic area, which excludes unrealized gains and losses from total revenues.  Note that ASC 280-10-50-41 states that “the amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.” Please provide a reconciliation of the total geographic revenues to the total revenues as presented on the face of the income statements on page F-6.

RESPONSE:

The Company’s segment disclosures by geographic area included only realized revenues and excluded unrealized revenues.  The Company proposes to provide prospectively, commencing with its Form 10-Q for the quarter ended September 30, 2012, geographic information which includes unrealized gains and losses and reconciles to total revenue amounts included in the Company’s consolidated statement of earnings (loss) and comprehensive income (loss).

Note 23.  Quarterly Financial Data (unaudited), page F-45

15.                               Please revise to include earning per share data for all quarterly periods presented.  Refer to Item 302(A)(1) of Regulation S-K.

RESPONSE:

The Company notes the Staff’s comment and proposes to include such information prospectively in future filings of Form 10-K for all periods subsequent to the Company’s IPO.

Form 10-Q for the three months ended June 30, 2012

Results of Operations, page 19

16.                               We refer to your discussion of changes in unrealized risk management losses for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011.  We note the significant increase in unrealized risk management losses from $10.8 million to $51.2 million for the corresponding periods.  Please tell us and provide a more substantive explanation for this significant change in this section.

RESPONSE:

The Company notes the Staff’s comment.  The Company respectfully believes that the explanation provided sufficiently discloses all material information.  However the Company proposes that an expanded explanation be included in the Company’s Form 10-Q to be filed for three months ended September 30, 2012. Other future periods will include such expanded disclosure as appropriate.  The disclosure for the quarterly period ended September 30, 2012 will read as follows:

“The change in unrealized risk management losses in the three and six month periods ended September 30, 2012 resulted from decreases in the value of financial hedges resulting from increases in prices of natural gas since the beginning of the Company’s fiscal year in addition to the settlement of economic hedges. In the prior year, unrealized risk management gains resulted from increases in the value of financial hedges resulting from decreases in natural gas prices relative to the average contract price.”

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 758-4629.

Very truly yours,

/s/ Ramey Layne
Ramey Layne
Vinson & Elkins L.L.P.

cc:	Jason A. Dubchak
Vance Powers